July 14, 2016
Ms. Jennifer Thompson
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:      Ormat Technologies, Inc.
Form 10-K for the Year Ended December 31, 2015 (the "2015 Form 10-K")
Filed February 26, 2016
File No. 1-32347

Dear Ms. Thompson:
    Ormat Technologies, Inc. (the "Company" or "we") acknowledges receipt of the letter dated June 24, 2016 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "Commission").
We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.
Management's Discussion and Analysis of Financial Condition and Results of Operations

General

1.   Please address the following comments regarding the geographic dispersion of your revenues and income:

Although your disclosures on pages 9, 10 and 99 indicate that the United States represents approximately 70% of your Electricity Segment and 90% of your Product Segment revenues for fiscal years 2014 and 2015, your disclosure on page 189 suggests

ORMAT TECHNOLOGIES, INC.
6225 Neil Road ●	Reno, NV 89511-1136 ●	Phone : (775) 356-9029 ●	Fax : (775) 356-9039
E-mail: ormat@ormat.com		Web site: http://www.ormat.com

Ms. Jennifer Thompson	2	July 14, 2016

that domestic revenues are closer to 50% of your overall revenues over that timeframe. Please reconcile these disclosures for us and revise your disclosures for clarity.

We appreciate the Staff calling this to our attention.  The Company confirms that the disclosure on page 189 of the 2015 Form 10-K is accurate.  The bars and legend coloring was inadvertently transposed on page 10.  Our US Product Segment revenues were approximately 10% and 9% for the years ended December 31, 2015 and 2014, respectively.  Utilizing these percentages along with the 70% of Electricity Segment revenues represented by the US for both the years ended December 31, 2015 and 2014, amounts to US revenues of approximately 48% and 52% of total revenues for the years ended December 31, 2015 and 2014, respectively.   We will ensure this is corrected in our future filings.

•
 We note from the table on page 180 that your pre-tax income predominantly relates to your foreign operations.  Please tell us and disclose why there is such a disparity in the pre-tax income contributed by your domestic and foreign operations.  In doing so, clarify why your domestic operations generate minimal pre-tax income/losses despite material revenues.  Please enhance your results of operations disclosures by separately discussing the results and trends of the geographic regions and/or countries in which you operate.

The Company analyzes income and results of operations by operating segment, not by geographic region.  Within our two operating segments (the Product Segment and the Electricity Segment), profitability varies by geographic region.

Below are the factors that contribute to the disparity in pre-tax income/losses between domestic and foreign operations.

Electricity Segment

Domestic Electricity Segment revenues were more than double foreign Electricity Segment revenues for both the years ended December 31, 2015 and 2014.  However, we sell electricity under most of our existing contracts at lower prices in the US than we do in foreign countries.  In addition, our domestic revenues are linked to natural gas and oil prices, while none of our foreign revenues are derived from contracts with prices linked to the price of such commodities.  Therefore, in light of the low natural gas and oil prices in the last few years our domestic electricity prices were significantly lower than our foreign electricity prices.  In addition, due to the age of our domestic power plants, the availability factor of some of our domestic power plants is significantly lower than that of our foreign power plants, which in turn also reduces the revenues generated by our domestic power plants compared to our foreign power plants.  On the expense side, revenues from our domestic power plants have a higher cost of revenues than revenues from our power plants in

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lower cost regions (such as Kenya and Guatemala), mainly due to lower payroll and well-field maintenance expenses in such countries, as well as lower transmission charges.  The Electricity Segment accounted for approximately 93% and 94% of our domestic revenues for the years ended December 31, 2015 and 2014, respectively, and due to the above reasons, lower revenues and higher expenses generated minimal pretax income in such years.

Product Segment

Product Segment revenues are primarily from foreign locations (90%) and contribute more to pre-tax income than domestic Product Segment revenues.  Our Product Segment revenues are primarily financed through our working capital and do not incur the significant financing or depreciation costs incurred in connection with our Electricity Segment revenues.  As a result, our Product Segment operating income of $64.7 million in fiscal year 2015 translates into higher pre-tax income from foreign operations, even though Electricity Segment revenues are greater than Product Segment revenues.

The Company will include the following supplemental disclosure immediately following the tables underneath the heading "Geographic Breakdown of Revenues" and immediately preceding the heading "Seasonality" under the heading Management's Discussion and Analysis of Financial Condition and Results of Operations in its subsequent Exchange Act reports:

Our domestic and foreign Electricity Segment and Product Segment contributions to combined pre-tax income differ in a number of ways.
Electricity Segment.  Our domestic Electricity Segment revenues were more than double our foreign Electricity Segment revenues for the fiscal years ended December 31, 2015 and 2014.  However, our domestic Electricity Segment has higher costs of revenues and expenses than our foreign Electricity Segment.  Our foreign power plants are located in lower-cost regions, like Kenya and Guatemala, which favorably impacts payroll and maintenance expenses among other items.   They are also newer than most of our domestic power plants and therefore tend to have lower maintenance costs and higher availability factors than our domestic power plants.
Product Segment.  Our foreign Product Segment revenues were more than ninety percent (90%) of our total Product Segment revenues for both the fiscal years ended December 31, 2015 and 2014.  Our foreign Product Segment also benefits from lower costs of revenues and expenses than our domestic Product Segment.  Accordingly, our foreign Product Segment contributes more than our domestic Product Segment to our pre-tax income from operations.
Relative Contributions.  While our combined (domestic and foreign) Electricity Segment revenues exceeded our combined Product Segment revenues by approximately

Ms. Jennifer Thompson	4	July 14, 2016

$157,196,000 and $205,078,000, respectively, for fiscal years ended December 31, 2015 and 2014, the (primarily foreign) Product Segment revenues resulted in higher pre-tax income from foreign operations for both of those fiscal years.

The Company will also include the further following supplemental disclosure immediately preceding the heading "Income Taxes" under the heading "Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014" as part of the disclosure under "Results of Operations" in Management's Discussion and Analysis of Financial Condition and Results of Operations in its subsequent Exchange Act reports.
Income (loss) from continuing operations, before income taxes and equity in income of investees

Income (loss) from continuing operations, before income taxes and equity in income of investees for the year ended December 31, 2015 was $113.6 million, compared to $85.8 million for the year ended December 31, 2014, representing a 32.4% increase from the prior period.  The income is attributable in total to our foreign operations.  The increase compared to the year ending December 31, 2014 was driven by the increase in Product Segment revenues in Indonesia and Chile.  The small loss in our domestic operations resulted mainly from the low commodity prices in 2015 and the fact that 18.1% of our domestic revenues are linked to commodity prices.

Overview, page 93

2.   Although you indicate at the top of page 94 that approximately 86% of fiscal year 2015 electricity segment revenues were from PPAs with fixed energy rates unaffected by fluctuations in energy commodity prices, you indicate in your Q4-15 earnings call on February 24, 2016 that 40% of your fiscal 2015 electricity revenues were tied to oil and natural gas prices.  Please explain the reasons for this apparent discrepancy and clarify your disclosures accordingly.

The Company confirms that the disclosure at the top of page 94 of the 2015 Form 10-K is accurate.  For the year ended December 31, 2015, approximately 86% of the Company's Electricity Segment revenues were from power purchase agreements (PPAs) with fixed energy rates which are not affected by fluctuations in energy commodity prices. The Staff is correct that in the Q4-15 earnings call the figure of 40% was noted.  That was an inadvertent mistake.  We have notified the vendors we know have carried or otherwise generally made available the transcript of the webcast and have requested that such vendors correct the transcript so that the percentage of fiscal year 2015 Electricity Segment revenues derived from PPAs with fixed energy rates unaffected by fluctuations in energy commodity prices is accurately noted as "approximately 86%".

Ms. Jennifer Thompson	5	July 14, 2016

3.   We note your electricity segment generated power of 4,835,109 MWh in 2015 and 4,450,910 MWh in 2014. Based on total electricity revenues for those years, you earned, on average, $77.75 and $85.89 for each MWh in 2015 and 2014, respectively.  We also note that the new contracts you are entering into are not affected by natural gas and oil prices and are at a rate of approximately $85.00.  Please disclose and discuss the changes in rate per MWh as we believe the fluctuations in this metric provides valuable and insightful trend information to your investors regarding your electricity PPAs.

The decrease in the average price per MWh we earned in 2015 was primarily attributable to the $30 million impact of lower oil and natural gas prices on Electricity Segment revenues, as disclosed on page 104 of the 2015 Form 10-K.

All of our Electricity Segment revenues are derived from electricity we sell under long-term PPAs.  Although in February 2015 we negotiated our PPA with NV Energy to sell electricity generated by our McGinnes Hills power plant at a fixed rate of $85.58 per MWh, a number of our existing PPAs contain variable electricity rates that are subject to fluctuations in natural gas and oil prices.  Those PPAs could cause our Electricity Segment revenues in future years to be subject to fluctuations.

Energy rates under the PPAs we enter into depend upon many factors including, but not limited to, the time at which the applicable PPA is signed, the location of the power plant that generates the electricity to be sold and the competitive environment surrounding the power market while negotiating the applicable PPA.

The Company will augment its disclosure in future Exchange Act reports by inserting the following material following the 10th and 11th bullet points under the heading "Trends and Uncertainties" appearing in Management's Discussion and Analysis of Financial Condition and Results of Operations:
The amounts that we are paid under our PPAs for electricity, capacity and other energy attributes vary for a number of reasons, including:
•	market conditions when the PPA is signed;

•	the competitive environment in the power market where the plant is located and the power and other energy attributes are sold; and

•	in the case of contracts described in the prior bullets with variable pricing components, current oil and natural gas prices.

This means, among other things, that one of the metrics some investors may use to evaluate power plant revenues--average price per MWh--can fluctuate from year to year.  For example, decreases in current oil and natural gas prices contributed to a decline in our

Ms. Jennifer Thompson	6	July 14, 2016

average revenue per MWh during 2015 compared to 2014.  Based on total electricity segment revenues for those years, we earned, on average, $77.75 and $85.89 per MWh in 2015 and 2014, respectively.  Oil and natural gas prices, together with other factors that affect our Electricity Segment revenues, could cause changes in our average rate per MWH in the future.

4.   Please tell us and disclose whether the decline in energy commodity prices has affected the price of geothermal energy and whether it has affected contract negotiations.  To the extent applicable, please also add disclosure discussing the risk of consumers switching to electricity generated from other sources, such as natural gas or fuel oil, due to the current low prices of such commodities.  In doing so, please specifically address the risk for your power plants currently under construction as well the effect on future acquisitions.

The decline in energy commodity prices has affected the price of geothermal energy for our power plants that have PPAs under which our revenues are tied to the price of natural gas or oil.  PPAs with those features accounted for approximately 14% of our revenues for the year ended December 31, 2015.  And, as noted in our response to Staff Question No. 3, our Electricity Segment revenues for 2015 were approximately $30 million less than for 2014 as a result of the impact of lower oil and natural gas prices under the terms of those PPAs.
The decline in energy commodity prices has not affected PPA negotiations in any material respect.  As noted in our response to Staff Question No. 3, pricing and other terms of most of our PPAs are affected by a number of factors.  Current oil and gas prices are not a significant factor in PPA negotiations either in the domestic or international locations where we are operating.
•
In our domestic markets, this is largely because our customers (who are primarily regulated electric utilities) are required or want to buy electricity generated from renewable energy sources, not oil and natural gas.  As described in our 2015 Form 10-K, we benefit from a number of governmental rules and tax incentives that require or encourage utilities to acquire a portion of the electricity they sell from facilities that generate that power using renewable resources.  Some of our customers buy some, and might want to buy all, of their electricity from lower-cost oil or gas-fired generating facilities.  But that is not an option for that part of the electricity our customers need or want to buy from renewable energy generation facilities.

•
In our foreign markets, the decline in energy commodity prices has not had a significant competitive impact for a number of reasons.  In some locations where we operate, the decline in energy commodity prices has not been as great as it has been in the US for various reasons such as lack of infrastructure to import LNG or shipping or other transportation costs.  In other locations, the shortage of power generation facilities, of any kind, means that there is enough unsatisfied demand for electricity that reduces the impact that lower oil and gas prices might otherwise have.

Ms. Jennifer Thompson	7	July 14, 2016

Our management does not believe there is a significant risk that our customers will switch to electricity generated from other sources, such as natural gas or fuel oil, due to the current low prices of such commodities.

•	Our customers generally buy electricity under long-term PPAs. Accordingly, they generally can only switch on expiration of a PPA.
•
Many of our domestic customers are subject to governmental rules or policies that require or encourage them to buy electricity from renewable energy generation facilities.  Switching to oil or gas-fired power generation facilities due to current low prices is not an option for any electricity our customers are required to buy from renewable energy generation facilities.

•
As noted above, in many foreign locations where we operate, there is a shortage of any kind of electricity generation capacity, so we do not think there is a risk or our customers switching based on current prices of oil and natural gas.

Our management does not believe that a decline in oil and natural gas prices creates any significant risks for our power plants currently under construction or future acquisitions.
•
For all of our power plants currently under construction, we either have an executed PPA or a letter of intent for a PPA with price and other terms sufficient to provide assurance that the plant will produce the economic returns we project.

•	For future acquisitions, we expect the price we pay to acquire any existing power plant will reflect, among other things, the price and other terms of its PPA and then-prevailing market conditions.
For the foregoing reasons, the Company does not believe further disclosure in the Form 10-K is warranted.
Results of Operations

Comparison of the Year Ended December 31, 2015 and the Year Ended December 31, 2014

Product Segment, page 105

5.   You state that the 23.4% increase in product segment revenues was primarily due to timing of revenue recognition, different product mix and commencing revenue recognition for new contracts.  Your explanation of the increase in revenue is not overly informative and is similar to the explanation given in the prior year.  Please expand your disclosure to provide additional detail on the changes in product mix and names of the significant contracts and amounts of revenue recorded for those contracts in the current and prior years.  Quantify, where possible, the extent to which each identified factor contributed to the overall change in

Ms. Jennifer Thompson	8	July 14, 2016

revenues.  If a significant amount of product revenue was recorded for the Sarulla project, please also add disclosure that this contract will end sometime during 2017.

The Company proposes to add the following quantitative and qualitative information to the Results of Operations disclosures as they relate to Product Segment revenues in its subsequent Exchange Act reports:

Product Segment

Revenues attributable to our Product Segment for the year ended December 31, 2015 were $218.7 million, compared to $177.2 million for the year ended December 31, 2014, which represented a 23.4% increase.  This increase in our Product Segment revenues was primarily due to:

(i)
the product mix and timing of revenue recognition as it relates to the progress of our contracts, primarily our Sarulla project in Indonesia, which had an increase of revenues of approximately $55 million over the prior year, offset by a decrease of approximately $34 million in revenue from our projects in Turkey primarily as a result of certain projects completed in the year ended December 31, 2014 and a decrease of $13 million in revenue from various projects in foreign locations as a result of the completion of the projects in the year ended December 31, 2014.

We started recognizing revenue from the Sarulla project during the third quarter of 2014 and will continue to recognize revenue over the course of the next two years.

(ii)
we started recognizing revenue from a new geothermal project in Chile during the year ended December 31, 2015. We recognized $34 million of revenue from such project in 2015.  The total contract price for the project is $98.8 million and is scheduled to be completed by mid-2017.

Please note that the revenues from the Sarulla project are described on page 190 of the 2015 Form 10-K as revenues from a significant customer. However, as the contract is with Hyundai the reference to the project name is not included in the table.  In future filings we will change the name "Hyundai" to "Hyundai (Sarulla project)" in order to further clarify our Product Segment revenues.

Ms. Jennifer Thompson	9	July 14, 2016

Income Taxes, page 107

6.   We note on page 181 that there is an effect of foreign income tax that creates a difference between the statutory and effective tax rate.  To the extent material, please revise your discussion to separately discuss the reasons for fluctuations in the effective tax rates related to each material country in which you operate and consider quantifying the impact of each country on the overall effective tax rate.  If a particular country contributes disproportionately to your income based on significantly lower tax rates, explain the impact such tax structures had on your results.  If changes in the geographical mix of income were a significant driver of changes in your effective tax rate, please explain to us and disclose the facts and circumstances leading to the changes in the geographical mix of income and whether you expect these changes to continue.  We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release No. 33-8350. Please also clarify for us your statement on page 107 that your fiscal 2015 effective tax rate differs from the federal statutory rate "due to losses in the U.S. and certain foreign jurisdiction."

The Company advises the Staff that it is the 16% tax on its earnings in Israel that is the most significant component of the line item "Effect of foreign income tax, net" listed on page 181, partially offset by earnings in Kenya which are taxed at a statutory rate of 37.5%.  In our future income tax footnote disclosures in the Company's annual consolidated financial statements we will separately disclose the impact that the Israeli income tax rate has on our effective tax rate in our tax rate reconciliation table as well as the tax rates in any other jurisdictions should they become individually material.

In addition, the Company's disclosure on page 107 was principally intended to highlight to the reader that there is no tax benefit or expense included in the Company's tax provision for US activity given the tax valuation allowance in the US.  The Company's effective tax rate is primarily impacted by taxes on income in Israel which is taxed at a statutory rate of 16%, partially offset by taxes on earnings in Kenya which are taxed at a statutory rate of 37.5%.  In future filings the Company will expand the narrative discussion to better explain how the Company's effective tax rate is derived, including the US valuation allowance and that its taxable earnings are principally generated in Israel and taxed at the 16% statutory rate, partially offset by taxes on earnings in Kenya which are taxed at a statutory rate of 37.5%. We will also continue to monitor changes in our effective tax rate for foreign earnings and modify future disclosures should specific jurisdictions materially impact the effective tax rate. The Company proposes to add the following Results of Operations disclosure related to income taxes in its subsequent Exchange Act Reports:

Our effective tax rate is principally based upon the composition of the income in different countries and changes related to valuation allowances for certain countries.  Our aggregate effective tax rate is lower than the 35% US federal statutory tax rate as a substantial portion

Ms. Jennifer Thompson	10	July 14, 2016

of our income is derived in Israel which is taxed at the corporate tax rate of 16%, partially offset by taxes on earnings in Kenya which are taxed at a statutory rate of 37.5%.  There is no impact on the Company's income tax expense (benefit) related to US earnings (losses) due to the offsetting impact on the provision related to the change in the valuation allowance on the Company's US net deferred tax asset position.

Notes to Consolidated Financial Statements

Foreign currency translation, page 136

7.   Since you indicate that all of your subsidiaries and investees use the U.S. dollar as their functional currency, please clarify why you reference currency translation adjustments impacting comprehensive income.  Also tell us if any of your foreign deposits disclosed on page 133 are held in currencies other than the U.S. dollar.

Currency translation adjustments do not impact comprehensive income and are recorded within the line item "Foreign currency translation and transaction gains (losses)" in the income statement.  The footnote indicates that translation adjustments are recorded in the income statement, under "Consolidated Statements of Operations and Comprehensive Income (Loss)".  The income statement includes both Operations and Comprehensive Income (Loss) as per the guidance under ASC 220-10-45-1A.  In order to clarify this matter, the Company will revise its disclosure in its future Exchange Act reports to include the following:

Foreign Currency Translation

The U.S. dollar is the functional currency for all of the Company's consolidated operations and those of its equity affiliates.  All gains and losses from currency translations are included within the line item "Foreign currency translation and transaction gains (losses)" within the consolidated statements of operations and comprehensive income (loss).

Additionally, total deposits in foreign countries of $181 million as of December 31, 2015, as noted on the top of page 133, include approximately $2.5 million held in currencies other than U.S. Dollars.  These deposits are translated according to the policy above.
Note 2 – Share Exchange Transaction, page 142

8.   We note that you issued 3 million shares to your former parent in exchange for net assets with a carrying value of approximately $28 million.  We note that the shares had an approximate fair value of $90 million on the date the share exchange was completed. Please tell us the authoritative GAAP guidance you relied upon in accounting for this transaction.  In

Ms. Jennifer Thompson	11	July 14, 2016

doing so, tell us what consideration you gave to reflecting the excess fair value distributed to your former parent as a reduction to equity.

Ormat Industries Limited ("OIL"), our former parent, was a holding company whose primary asset was its interest in the Company's common stock.  OIL's other assets consisted of certain real estate properties, cash, cash equivalents and tradeable securities (other than the Company's common stock) with a carrying value of approximately $28 million.  The Company executed a share exchange transaction in order to increase trading volume and thus possibly increase equity coverage, simplify its legal structure and eliminate the need to comply with dual reporting standards in the US and Israel.  The transaction was structured in the form of a downstream merger whereby, the Company, a partially owned subsidiary, exchanged its common shares for the outstanding voting common shares of its parent, OIL.  To effect the transaction, the Company issued new shares to OIL shareholders in exchange for all of the shares of OIL.  As a result of the transaction, OIL's original 59.8% interest in the Company was effectively terminated by transferring these shares back to the Company.  Also as a result of the transaction, the Company received the other net assets of OIL with a carrying value of approximately $28 million.

Following completion of the share exchange transaction, the former shareholders of OIL (on a look-through basis) and the then-current shareholders of the Company maintained approximately the same level of ownership of the Company that they had prior to completion of the share exchange transaction.

The guidance utilized was paragraph 6 of FTB 85-5 which states:
"if the exchange lacks substance, it is not a purchase event and should be accounted for based on existing carrying amounts. That is, if the minority interest does not change and if in substance the only assets of the combined entity after the exchange are those of the partially owned subsidiary prior to the exchange, a change in ownership has not taken place, and the exchange should be accounted for based on the carrying amounts of the partially owned subsidiary's assets and liabilities."
This is similar to the guidance for transactions between entities with a high degree of common ownership, for which a transaction lacking economic substance should be accounted for in a manner comparable to a common control transaction.
It is the Company's understanding that although FTB 85-5 was nullified by the issuance of ASC 805, the underlying guidance contained in paragraph 6 continues to be relevant.  That is, one should evaluate whether the transaction lacks economic substance when determining the appropriate accounting for the transaction.
Further, while this transaction is between entities under common control (i.e., one in which a partially owned subsidiary exchanges its common shares for the outstanding voting common shares of its parent) it is accounted for as if the parent is buying the non-controlling interest (NCI) in its subsidiary before the merger of the two entities.  As noted in ASC 810-10, the acquisition of the

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NCI is treated as an equity transaction.  Further, the equity of the Company after the transaction reflects the combined equity of OIL and the Company after the acquisition by OIL of the NCI in the Company.

 Note 20 – Income Taxes, page 180

9.   Please clarify why your disclosures on page 107 suggest that you have a full valuation allowance on your domestic deferred tax assets related to net operating loss carryforwards and unutilized tax credits (PTCs and ITCs), when your deferred tax table on page 182 appears to indicate that such deferred tax assets are not fully reserved.  In doing so, explain the difference between the related $70.5 million deferred tax asset discussed on page 107 to the related gross deferred tax assets totaling approximately
$176 million on page 182.

The Company advises the Staff that its total net US deferred tax assets and liabilities, before valuation allowance, amounts to $70.5 million.  The net operating loss carryforwards and unutilized tax credits (PTCs and ITCs) are considered the most material US deferred tax asset balances before consideration of offsetting US deferred tax liabilities, which is why such amounts were specifically identified on page 107 of the 2015 Form 10-K.  To further assist in clarifying the $70.5 million, we have included a table below identifying the US deferred tax assets/(liabilities) based on the information from page 182 of the 2015 Form 10-K and will further clarify such disclosure in the Company's income tax footnote disclosure in the annual consolidated financial statements:

Ms. Jennifer Thompson	13	July 14, 2016

US Deferred tax assets/(liabilities)(in thousands)
Depreciation	$ 87,943
Intangible drilling costs	(102,013)
Net capital loss carryforward – US	103,850	A
Tax monetization transaction	(80,478)
Investment tax credits	1,341	A
Production tax credits	70,792	A
Stock options amortization	3,467
Basis difference in partnership interest	(16,801)
Accrued liabilities and other	2,435
Net US deferred tax assets before valuation allowance	$ 70,536
Valuation allowance	(70,536)
Net US deferred tax balance	$ 0
Net foreign deferred tax liabilities, primarily depreciation	(32,654)
Net deferred tax liabilities (foreign) per December 31, 2015 balance sheet	$ (32,654)

A     Amounts sum to $176.0 million, and represent tax losses and tax credits only.  As there are offsetting deferred tax liabilities, in addition to other deferred tax asset balances, the net amount of $70.5 million is the net US deferred tax asset that has been fully reserved with the valuation allowance.

In addition we will revise our Results of Operations disclosure  related to income taxes in our subsequent Exchange Act Reports to clarify that the Company's domestic valuation allowance is on its net domestic deferred tax assets and that the deferred tax assets related to net operating loss carryforwards and tax credits are offset by certain deferred tax liabilities.  In our annual Results of Operations disclosures we will also include a cross-reference to the income tax footnote disclosures in the Company's annual consolidated financial statements.

Note 21 – Business Segments, page 187

10. Please identify for us your operating segments and disclose whether operating segments have been aggregated.  See ASC 280-10-50-21.

There are two operating segments (the Electricity Segment and the Product Segment) for which separate financial information is available and is evaluated regularly when making resource allocation decisions and assessing segment performance. No operating segments are aggregated.  The Company has disclosed this on page 94 of the 2015 Form 10-K, which notes the following:

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"Our management assesses the performance of our two operating segments of operation differently. In the case of our Electricity Segment, when making decisions about potential acquisitions or the development of new projects, management typically focuses on the internal rate of return of the relevant investment, technical and geological matters and other business considerations. Management evaluates our operating power plants based on revenues, expenses, and EBITDA, and our projects that are under development based on costs attributable to each such project. Management evaluates the performance of our Product Segment based on the timely delivery of our products, performance quality of our products, revenues and expenses and costs actually incurred to complete customer orders compared to the costs originally budgeted for such orders."

In order to ensure that readers understand our organization more clearly, the Company will change the references within Note 21 from "reportable segments" to "operating segments" in the financial statements for the year ended December 31, 2016.

Ms. Jennifer Thompson	15	July 14, 2016

Very truly yours,

/s/ Doron Blachar

Doron Blachar Chief Financial Officer Ormat Technologies, Inc.
cc:	Securities and Exchange Commission
Young Kim
Andrew Blume

Chadbourne & Parke LLP
Noam Ayali, Esq.
Charles E. Hord, III, Esq.